press release

ArcelorMittal announces publication of its 2016 half-year report

Luxembourg, 2 August 2016

ArcelorMittal has today published its half-year report for the six-month period ended 30 June, 2016.

The report published today is available on http://corporate.arcelormittal.com/ under Investors > Financial reports > Half-year reports, and on the electronic database of the Luxembourg Stock Exchange (www.bourse.lu/).